January 2, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

VIA EDGAR

Re:                           Stratasys Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2013 (the “2013 Form 20-F”)

Filed March 3, 2014

File No. 001-35751

Dear Mr. Krikorian:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated December 19, 2014 (the “Comment Letter”).  To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.  Please note that all references to page numbers in the responses below refer to the page numbers of the 2013 Form 20-F, as previously filed with the Commission.

Item 5. Operating and Financial Review and Prospects

Costs of revenues, page 51

1.                                      It appears that cost of revenues is the largest expense line item in your consolidated statements of operations. While we note that you discuss the components that comprise cost of revenues, on page 51, please tell us what consideration you gave to expanding your discussion to provide greater insight into the relative significance, variability and the trends associated with each cost component. For example, the relative impact of raw materials will continue to fluctuate over time based on production costs and, to a certain extent, changes in commodity prices. Such information would appear relevant to an investors understanding of your cost trends due to macro-economic issues, including inflationary pressures on labor cost. If you believe that such information is not necessary for an understanding of your business, please provide us with support for your conclusion.

We respectfully acknowledge the Staff’s comment. In our discussion of the factors that influence the Company’s operating results, we were cognizant of the substantive disclosure requirements set forth in Item 303(a) of Regulation S-K and in other guidance published by the Commission.  In applying such requirements and such guidance, we analyzed our financial results in a manner that gave greater emphasis to the more significant factors, so that investors received the material information necessary for an understanding of our business.

In our costs of revenues discussion, we indicated the relative significance of the various cost components through our terminology, noting that each of our costs of products and costs of services consisted “primarily” of certain costs, whereas secondary costs were noted by the terms “also” and “as well as”.  While we also considered discussing the impact of macro-economic factors such as inflation on our labor costs, and changes in commodity prices on the cost of our raw materials, we concluded that such factors have not had a material impact on our Company in particular during the time periods covered by the 2013 Form 20-F.  Further to that point, we mentioned on page 71 of the 2013 Form 20-F that “We believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.”  We also have not noticed particular trends that have recently changed the absolute or relative significance of the components of our costs of revenues in a material manner.  We will, however, continue to monitor and analyze our costs of revenues and to update our disclosure to the extent that there are changes in significance among the various cost components, or trends that impact, or are expected to impact, such components in a material manner.  Our disclosure in “Variability of Operating Results” may also reflect material shifts in, or trends related to, components of costs of revenues, among other factors.

2.                                      Your disclosure indicates that a significant portion of the increase in the percentage of costs of revenues to sales is based on the increase associated with acquired deferred revenues adjustments for 2013. Please provide us with more details regarding these adjustments. Specifically, tell us the nature of the deferred revenues step-up associated with your acquisitions, and provide us with an explanation of how the adjustment resulted in an increase to cost of sale.

We respectfully acknowledge the Staff’s comment.  The deferred revenues adjustments were recognized in connection with both the Objet-Stratasys merger and the Company’s subsequent acquisition of MakerBot.  These adjustments relate to differences between the fair value of the deferred revenues acquired by the Company in these transactions and the book value of the deferred revenues in the historical financial statements of the acquiree.  The deferred revenues fall into three categories, consisting of revenues from: (i) sales of printers; (ii) sales of consumables; and (iii) service contracts. Under the relevant accounting literature, in a business combination transaction, the acquiring entity should recognize deferred revenue of the acquired company only if it relates to a legal performance obligation assumed by the acquiring entity. This includes obligations to provide goods or services, the right to use an asset(s), grant concessions to customers or other consideration to a customer after the date of the acquisition transaction. The measurement of the fair value of the assumed deferred revenue obligation was based on a market participant’s estimate of the costs that it will incur to fulfil the obligation plus a “normal” profit margin.

In response to the last portion of the Staff’s comment, we respectfully note that these acquired deferred revenue adjustments did not result in an increase to costs of sales. Rather, the amortization of the deferred revenues adjustments was classified within the revenues line item and resulted in a decrease to our revenues, which, when taken together with unchanged cost of sales, reduced our gross profit as a percentage of related sales in 2013, as we note in the last paragraph on page 60 of the 2013 Form 20-F.

Operating Expenses, page 61

3.                                      It appears that selling, general and administrative expenses increased by $141 million in 2013, as compared to the prior year. You indicate that the increase was driven primarily by the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 and the inclusion of MakerBot operations after the MakerBot transaction. You further indicate that these two transactions added $14.2 million in stock compensation expense and $16.4 million in amortization expense related to intangible assets for 2013 and an expense of $7.9 million to selling, general and administrative expense for the MakerBot performance bonus plan and for the revaluation of the MakerBot earn-out in 2013. To the extent that Objet and Makerbot had any additional impact on SG&A, please disclose the impact of these transactions on your results, separately. Otherwise, disclose the factors that resulted in the additional $100 million increase to SG&A during 2013.

We respectfully acknowledge the Staff’s comment.  We respectfully point out that the $141 million amount noted by the Staff in its comment constitutes the pro forma combined (including Objet) selling, general and administrative expenses (“SG&A”) total for 2012, not the increase in SG&A in 2013. The increase in total SG&A expense in 2013 on a GAAP basis was actually $129.7 million.

Besides the specific factors identified by the Staff in its comment (which were included in the discussion on page 62 of the 2013 Form 20-F), the only other significant factor that accounted for the large increase in SG&A in 2013 was the inclusion of the acquired entities in our results of operations (in the case of Objet, for a full year, and for MakerBot, for part of the year). The addition of Objet added $83.8 million of SG&A, while the addition of MakerBot added $9.4 million. We believe that our initial statement in our discussion of SG&A for 2013 compared to 2012 that “the increase was driven primarily by the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 and the inclusion of MakerBot operations after the MakerBot transaction” conveys to investors the significance of these factors.

Results of Operations on Non-GAAP Basis, page 67

4.                                      While we note that columns are labeled as non-GAAP, please tell us how your current presentation, which provides an operating results discussion on a non-GAAP basis, in a manner similar to your GAAP discussion and which uses terms that are identical to GAAP terms, is appropriate. In addition, tell us how your current presentation does not attach undue prominence to this non-GAAP information, by presenting an alternate non-GAAP results of operations discussion that is similar in its presentation and format to your GAAP discussion.

We respectfully acknowledge the Staff’s comment. We respectfully note that our presentation of operating results on a non-GAAP basis in the 2013 Form 20-F was very important for investors’ understanding of our business in the manner in which management understood it.  In the year ended December 31, 2013, our operating results reflected, for the first time, the impact of the Stratasys-Objet merger on a full-year basis, as well as the Company’s acquisition of MakerBot, which occurred in August 2013.

As to the details related to our compliance with Regulation G, we respectfully note that we first presented a discussion of the GAAP/pro-forma results, and only afterwards placed the entirety of the non-GAAP results and related discussion in a separate section, thereby fulfilling the requirement that a presentation be made “with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.”  We respectfully believe that our use of a similar presentation and format for the non-GAAP results section was a mere convenience to investors to ease their ability to understand those results in a comprehensible format and in no way would have misled an investor to believe that those were GAAP results. We furthermore included on page 70 a comprehensive table that reconciled selected non-GAAP financial measures with the directly comparable GAAP measures, as required under Regulation G.  We also preceded our first use of the terms “gross profit,” “operating income” and “net income” in our discussion of each such category on a non-GAAP basis with the words “non-GAAP”.  In future filings, to the extent that we present a discussion of non-GAAP results, we will also add the words “non-GAAP” prior to each of the sub-headings in order to further differentiate the non-GAAP related information.

Reconciliation of GAAP and Non-GAAP Results of operations, page 70

5.              We note that your Non-GAAP reconciliation includes an adjustment for deferred revenue and inventory purchase price adjustments. Please clarify how you determined these amounts. Further, indicate the acquisitions that these adjustments related to.

We respectfully acknowledge the Staff’s comment.  The adjustment for deferred revenue and inventory purchase price adjustments were both attributable to each of the Stratasys-Objet merger and the Company’s acquisition of MakerBot.

The above-references adjustments were determined based on the following methodologies:

•                  In the case of deferred revenues adjustments, we respectfully refer the Staff to the first paragraph of our response to comment 2 above, which describes the relevant methodology.

•                  In the case of inventory purchase price adjustments, the adjustments represent differences between the fair value of the inventory acquired by the Company in these transactions and the book value of such inventory included in the financial statements of the acquired company.  Inventory amounts of the acquired entities were allocated among raw materials, work-in-process (“WIP”) and finished goods. As to raw materials, the Company analyzed and determined that the cost basis of the raw materials reflected in the financial statements of the acquired company was equivalent to the replacement cost that a market participant would pay on the acquisition date for the raw material, so no adjustments were required. For the WIP and finished goods, we estimated fair value based on the Sale Price Less Costs to Dispose methodology. That methodology consists of assigning value to the WIP and finished goods by using the following inputs (respectively):

•                 WIP

•              Estimated sales price of products

Less:                    Manufacturing cost to complete

Less:                    Profit on Manufacturing cost to complete

Less:                    Selling and marketing costs

Less:                    Profit on selling and marketing costs

Less:                    Holding period opportunity costs

Equals:                 Estimated Fair Value of the WIP inventory

•                 Finished goods

•              Estimated sales price of products

Less:                    Selling and marketing costs

Less:                    Profit on selling and marketing costs

Less:                    Holding period opportunity costs

Equals:                 Estimated Fair Value of the finished goods inventory

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Acquisitions

MakerBot transaction, page F-18

6.              It appears that you have significant earn-out obligations related to the MakerBot acquisition. Since this obligation is recorded as a liability and at fair value classified as Level 3, tell us what consideration you gave to providing the disclosures outlined in ASC 810-10-50-2. This paragraph outlines disclosure requirements for assets and liabilities held at the end of the reporting period that are measured at fair value on a recurring basis.

We respectfully acknowledge the Staff’s comment.  We respectfully assume that the Staff was referring to ASC 820-10-50-2, which is the relevant accounting standards codification on this subject.

With regards to the requirements of ASC 820-10-50-2, we respectfully believe that we provided in the 2013 Form 20-F all requisite, material information to enable investors to understand the fair value measurement of our earn-out obligations for the MakerBot acquisition. As part of our disclosure, we provided information regarding the Monte Carlo simulation and the unobservable inputs that we used in assessing the fair value of those obligations. We also provided information regarding the fair value of the obligations and the financial aspects of the obligations, including our revaluation of the obligations as of the end of the reporting period, the impact of such revaluation on our statement of operations, the maximum number of shares that could be issued to settle the obligations and the range of possible undiscounted dollar values of the obligations. Furthermore, we provided a description of the reconciliation between the $28.3 million fair value of the earn-out obligation that was recognized on the transaction date and the $29.0 million fair value of the earn-out obligation as of December 31, 2013, disclosing separately the related loss of $754 thousand that was recorded in our statement of operations. In future filings we will provide this information in a tabular format.

We believe that the above information (as included in the 2013 Form 20-F) provides investors the requisite information for assessing the effects of our earn-out obligations from the MarkerBot acquisition on our financial statements.

We acknowledge to the Commission that:

•                                                                                The Company is responsible for the adequacy and accuracy of the disclosures in the 2013 Form 20-F filing;

•                                                                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2013 Form 20-F filing; and

•                                                                                The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter.  Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (David S. Glatt, Adv. at 011-972-3-610-3140 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Erez Simha

Erez Simha
Chief Financial Officer
Stratasys Ltd.

cc:                                Juan Migone

(Securities and Exchange Commission)

David S. Glatt, Adv.

Jonathan M. Nathan, Adv.

(Meitar Liquornik Geva Leshem Tal)